SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2003

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

Sale of EVERPURE

Paris, November 18th, 2003

United States Filter Corporation (“USFilter”), a unit of Veolia Environnement (Euronext: VIE and NYSE: VE), announced today it has entered into an agreement to sell its Everpure business to Pentair, Inc. (NYSE: PNR), for total consideration of $215 million in cash. The transaction, which is expected to be completed by year-end, is subject only to applicable regulatory approvals and other typical closing conditions. Everpure is a leading global provider of water filtration products and services for the commercial and consumer markets. The Company’s products include a wide array of filtration systems and cartridges for various applications, principally in the US foodservice industry. Everpure expects net sales in 2003 to exceed $60 million.

The sale represents a major step toward implementation of the strategic refocusing of Veolia Environnement’s North American water operations announced on September 24th, 2003. The first of several planned disposals in the context of this strategic initiative, the sale of Everpure is consistent with Veolia Environnement’s intention to concentrate its efforts on developing its expertise in municipal outsourcing services and long-term contracts for both municipal and industrial customers.

Veolia Environnement and USFilter are being advised by Lazard and BNP Paribas on the transaction. Sutherland, Asbill & Brennan is representing USFilter in the sale. Veolia Environnement is the largest environmental services company in the world. Visit the company’s web sites at www.usfilter.com or www.veoliaenvironnement-finance.com.

Pentair, Inc. (www.pentair.com) is a Minnesota-based manufacturer whose core businesses compete in water technologies, enclosures and tools markets. The Company employs 12,500 people in more than 50 locations worldwide.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contact for analysts and institutional investors: Nathalie Pinon +33 1 71 75 01 67
US Investor contact: Brian Sullivan +(1) 941 362 2435

All our press releases can be found on our Web site: http//veoliaenvironnement-finance.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 20, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jerome Contamine Name: Jerome Contamine Title: Chief Financial Officer